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                                                                   Exhibit 99(b)

[DUSA LOGO]
INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC.
For Immediate Release


                          DUSA PHARMACEUTICALS REPORTS
               FOURTH QUARTER AND FULL YEAR 2002 FINANCIAL RESULTS
                            AND CORPORATE HIGHLIGHTS

WILMINGTON, MASSACHUSETTS, MARCH 11, 2003 DUSA Pharmaceuticals, Inc. (NASDAQ
NMS: DUSA) reported today its Q4 and full year 2002 audited financial results, and corporate highlights.

2002 CORPORATE HIGHLIGHTS

The most important event for DUSA during 2002 was the September 1st termination of the Marketing, Development and Supply Agreement with Schering AG of Germany, covering DUSA's Levulan(R) PDT technology for dermatology indications. As of that date, DUSA reacquired full responsibility for all future dermatology development and marketing activities and all other rights granted to Schering AG under the agreement. DUSA has now begun to institute its own marketing program, based on education of physicians, supporting efforts to improve reimbursement to physicians for our therapy from Medicare and other third-party payers, and development of clinical studies which, if successful, could expand our AK market. Following the termination, the Company also decided to stop funding certain clinical development programs and reduced headcount by approximately 20%, in order to control costs and focus the Company on meeting our core sales, development and spending objectives. The termination also resulted in a net profit for the year (see details below), although the Company expects to report future net losses until such time as sales of our products increase significantly. Net cash burn for 2002 was approximately $11.8 million, and DUSA finished the year with approximately $52.9 million of cash and cash equivalents and short-term investments, leaving the Company in a very solid financial position to proceed with its current development and marketing programs. Kerastick(R) end user sales during the fourth quarter totaled 1,722 units, similar to average sales levels seen throughout the year. For the full year, Kerastick(R) end user sales totaled 7,116 units, up slightly from the 2001 level of 7,071 units. BLU-U(R) placements at year-end totaled 328 units, up from 282 at year-end 2001.

DUSA is hopeful that Kerastick(R) usage will increase during 2003, especially later in the year as our new marketing and educational programs begin to take effect. For the first time, DUSA will have its own booth at the upcoming meeting of the American Academy of Dermatology, and expects to actively participate at other educational meetings throughout the year.

The Company also continues to make progress on its Phase I/II program using Levulan(R) PDT in the treatment of Barrett's esophagus dysplasia. Recent follow-up data from 5 high grade dysplasia (HGD) patients showed a continued absence of dysplasia (i.e. complete ablation), no strictures, and no signs of mucosal overgrowth, with 12

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months of follow-up in 4 patients, and 6 months follow-up in 1 patient. DUSA is currently seeking a development and marketing partner for this indication.

In January 2003, the Company announced that it had entered into license and development, and supply agreements for ALA fluorescence guided resection of brain cancer, with Photonamic GmbH and Co. KG and medac GmbH of Germany. These agreements provide for the licensing to DUSA of Photonamic's proprietary technology related to aminolevulinic acid (ALA), the compound used in DUSA's Levulan(R) Photodynamic Therapy (PDT) and Photodetection (PD), for brain cancer and includes rights to use certain pre-clinical data for other indications.

FINANCIAL HIGHLIGHTS:

SCHERING AG TERMINATION ACCOUNTING:

In September 2002, and again at year-end, DUSA evaluated certain items on its Consolidated Balance Sheet for the timing of revenue recognition and potential impairment due to the termination of the Schering AG agreement. These items included unamortized deferred revenue related to non-refundable milestone payments previously received under the Schering AG agreement, the Company's nearly completed manufacturing facility, raw material and finished goods inventories, commercial light units in the field, and deferred charges and royalties. As a result of this analysis, in addition to normal amortization recorded prior to the termination of the Schering AG agreement, DUSA recorded the following in its Condensed Consolidated Statements of Operations during the year ended December 31, 2002:

                                                                                     Revenue
                                                                                     Recognition/
          Statement of Operations Item             Balance Sheet Item                Asset Impairment
     ------------------------------------------------------------------------------------------------

     Revenues:
          Research grant and milestone             Deferred Revenue                       $20,990,274
          revenue                                                                         -----------

     Operating Costs:
          Cost of product sales                    Deferred Charges                           542,766
                                                   Inventory                                1,705,364
                                                   Commercial Light Sources                   389,647
                                                   Under Lease or Rental
          Research and development costs           Deferred Royalty                           639,051
                                                                                     -----------------
            Total Charges to Operating Costs                                               $3,276,828
                                                                                     -----------------

We concluded that the carrying value of our nearly completed manufacturing facility is more likely than not to be fully recoverable after considering the effects of the change in business circumstances caused by the termination of the former collaboration arrangement. Therefore, no impairment charges associated with the facility were recorded in 2002; however, we will continue to periodically review the carrying value of the facility.
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OTHER FINANCIAL HIGHLIGHTS:

DUSA's net income for the year ended December 31, 2002 was $5,763,000, or $0.42 per share, as compared to a net loss of ($7,358,000), or ($0.53) per share for 2001. Net income for 2002 included the aforementioned one-time recognition of approximately $17,713,000 of certain items in its Consolidated Statement of Operations based on the termination of the Schering AG agreement. Total research and development costs for 2002 were $12,122,000, compared to $10,790,000 in the prior year. The increase includes a $500,000 milestone charge under the license agreement signed on December 30, 2002 between DUSA and Photonamic GmbH & Co. KG, and the recognition of $639,000 of previously deferred royalties associated with payments to PARTEQ, the Company's licensor, due to the termination of the Schering AG agreement. Lower spending on dermatological indications were offset by higher third-party expenditures in support of our FDA mandated Phase IV clinical study of the long-term efficacy of our marketed product, and our Phase I/II clinical studies on the safety and efficacy of Levulan PDT treatment of Barrett's esophagus with and without dysplasia. General and administrative expenses increased to $5,591,000 in 2002 as compared to $3,655,000 in 2001, as legal expenses have increased dramatically, due primarily to the challenge to our Australian patent and related patent issues, and the termination of the Schering AG agreement. It is expected that these costs will stay elevated as long as the patent dispute continues.

Other income for 2002 decreased to $3,245,000, as compared to $3,845,000 in 2001, due mainly to a $1,008,000 decline in interest income attributed to lower investable cash balances as DUSA uses its cash to support its operating activities, and lower yields. The decline in interest income was partly offset by a $408,000 increase in realized gains on the sale of U.S. Government Securities in 2002 as compared to 2001.



  ---------------------------------------------------------------------------------------------------------
               Three Months Ended Dec. 31                                              Year Ended Dec. 31
  ---------------------------------------------------------------------------------------------------------
               2002               2001                                             2002              2001
   ---------------------------------------------------------------------------------------------------------


             $162,008         $1,247,456             Revenues                  $25,483,238        $5,390,736

             $557,329           $330,930     Cost of Product Sales and          $5,253,424        $2,148,994
                                                     Royalties
   ---------------------------------------------------------------------------------------------------------
                                                   Research and
           $2,801,715         $3,733,526         Development Costs             $12,121,606       $10,789,906
   ---------------------------------------------------------------------------------------------------------
                                             General and Administrative
           $1,486,529           $740,111               Costs                    $5,591,039        $3,654,792
   ---------------------------------------------------------------------------------------------------------
             $990,327           $831,439         Other Income, net              $3,245,349        $3,844,860
   ---------------------------------------------------------------------------------------------------------
               ($0.27)            ($0.20)     Income (Loss) Per Share                 $.42             ($.53)
    ---------------------------------------------------------------------------------------------------------
                                            Weighted Average Number of
           13,887,612         13,854,765     Common Shares Outstanding          13,877,566        13,791,735
   ---------------------------------------------------------------------------------------------------------
                                             Cash and U.S. Government
                                                 Cash and U.S
          $52,879,543        $64,709,625      Government Securities            $52,879,543       $64,709,625
   ---------------------------------------------------------------------------------------------------------
               $5,100        $22,585,856         Deferred Revenue                   $5,100       $22,585,856
   ---------------------------------------------------------------------------------------------------------
           $1,787,500                 $0          Long-term Debt                $1,787,500                $0
   ---------------------------------------------------------------------------------------------------------
          $56,057,730        $49,834,537     Shareholders' Equity              $56,057,730       $49,834,537
   ---------------------------------------------------------------------------------------------------------

      (All figures are in US dollars and the year end figures are audited)
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DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical conditions. PDT and PD utilize light-activated compounds to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company is based in Wilmington, MA, with satellite offices in Valhalla, NY and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that involve known and unknown risk and uncertainties, which may cause actual results to differ materially from any future results, performance or achievements, expressed or implied, by the statements made. These forward-looking statements relate to expectations for expanding the AK market, future net losses, increase in Kerastick(R) usage, participation at educational meetings, including the American Academy of Dermatology, continued elevated legal expenses and intention to review the carrying value of its manufacturing facility. Such risks and uncertainties include, but are not limited to, our limited marketing experience, regulatory compliance and approval of our facility, reliance on third-party manufacturers, acceptance of our products by the medical and consumer constituencies, sufficiency of funds to defend and maintain our patents and other risks identified in DUSA's SEC filings from time to time, including its Form 10-K for the year ended December 31, 2002.

For further information contact:

D. GEOFFREY SHULMAN, MD, President, CEO & CFO or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059
Fax 416.363.6602 or visit www.dusapharma.com